Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: February 20, 2014

Hudbay Minerals

Moderator:  Candace Brule

February 20, 2014

10:00 a.m. ET

Operator:                                                                    Good morning, ladies and gentlemen.  Thank you for standing by.  Welcome to the Hudbay’s fourth quarter 2013 conference call.

At this time, all participants are in a listen-only mode.  Following the presentation, we will conduct a question and answer session.  Instructions will be provided at that time for you to queue up for questions.  If anyone has any difficulties during the conference, please press star followed by zero for operator assistance at any time.  I would like to remind everyone that this conference call is being recorded today, February 20th, 2014.

I will now turn the conference over to Candace Brule, director of investor relations.  Please go ahead.

Candace Brule:                                   Thank you, operator.

Good morning, and welcome to Hudbay’s 2013 fourth quarter results conference call.  Hudbay’s financial results were issued yesterday on — and are available on our website at www.hudbayminerals.com.  A corresponding PowerPoint presentation is also available and will — we encourage you to refer to it during this call.

Our presenter today is David Garofalo, Hudbay’s president and chief executive officer.  Accompanying David for the Q&A portion of the call will be David Bryson, our senior vice president and chief financial officer; Alan Hair, our senior vice president and chief operating officer; Cashel Meagher, our vice president of the South America business unit; and Brad Lantz, our vice president of the Manitoba business unit.

Please note that comments made on today’s call may contain forward-looking information and this information, by its nature, is subject to risk and uncertainties, and as such, actual results may differ materially from the views expressed today.  For further information on these risks and uncertainties, please consult the company’s relevant filings on SEDAR and EDGAR.  These documents are also available on our website.

We will also be referencing the company’s offer to acquire Augusta Resource Corporation and we suggest that you read the offer documents that were filed on February 10th and 11th, 2014, which include the offer and circular on SEDAR and a schedule T.O. and form F-10 on EDGAR.  All of the company’s SEDAR and EDGAR fillings are also available on our website.  For the purposes of this presentation, we have assumed a U.S. to Canadian dollar conversion ratio of one to one.

And now, I’ll pass the call over to David Garofalo.  Dave?

David Garofalo:                               Thanks, Candace.

Good morning, everyone.  2013 represented a year of significant transition for Hudbay as we made substantial progress on our sector-leading production growth program, all while managing our existing operations and the closure of two older mines.  While a transformation of this scope and scale inevitably leads to challenges, we believe we managed those well.

Lalor shaft sinking was completed during the fourth quarter of 2013, on schedule and on budget; and we also commenced initial production at Reed in September 2013 on time and on budget.  At Constancia, we substantially completed all detailed engineering and procurement during 2013 and advanced construction on schedule with over 56 percent project completion by year-end.  We achieved our zinc and precious metal production targets in 2013.  We also raised over $500 million in non-diluted financing through the Constancia gold stream transaction with Silver Wheaton, two follow-on issuances of our senior unsecured notes and a mobile equipment financing facility.

We also built upon our well-established safety track record.  In 2013, we recorded a lost time accident frequency of 0.4 for 200,000 hours — a rate that is well below the average for the mining sector.  This is even as our man hours increased company-wide by 74 percent to over 17 million.

However, the progress we made in 2013 did not come without its challenges.  As announced last November, results from the completion of a revised capital costs estimate Constancia at indicated an increase in construction costs of approximately $160 million.  As you may recall, the most significant contributor to this well-documented cost escalation related to heavy civil works.  We have since made excellent progress in this critical area and other key construction milestones and are on track to achieve project completion on the revised budget and are on schedule to commence production on the fourth quarter 2014 and achieve commercial production in the second quarter of 2015.

Also, as reported in the company’s news release of January 8th, 2014, copper production was below expectations in the fourth quarter of 2013.  Grades mined at 777 were affected by the deferral of higher grade zones from the 2013 mine plant to future years as a result of temporary limitations in paste backfill availability and requirements for ground support in the higher grade zones.  While rehabilitation work will continue in 2014, we remain on track to achieve our full year 2014 metals production and cost guidance, as the rehabilitation work was already factored into our 2014 production and cost estimates.

We expect 2014 to be an active year for Hudbay as we work towards achieving production growth milestones at all three of our new mines.  We continue to advance Constancia towards initial production late this year.  We anticipate doubling the production rate from Lalor the second half of the year as the main production shaft it commissioned and the refurbishment of the Snow Lake concentrator is completed.  And we anticipate declaring commercial production at the Reed project during the second quarter of this year.

We also have a $20 million brownfield exploration program planned for 2014, which includes the development of an exploration drift at the Lalor mine where we expect to conduct underground exploration for the first time starting in late 2014.  In addition, we will restart exploration drilling at Constancia to test anomalies identified during a recent airborne geophysical program.  Finally, we anticipate releasing our annual corporate mineral reserve statement later this quarter, which is expected to include a substantial increase in copper-equivalent reserves at Constancia as we complete geotechnical work on a proposed tailings facility expansion.

As we near — as we are near completion of our three new mines, we are already looking for ways to further grow the reserves, which we believe in time will force opportunities for low-risk, low-capital intensity brownfield expansion.  However, we are also looking for additional low-cost, long-life greenfield projects that will contribute to the next phase of growth for Hudbay, particularly as our project teams at Lalor, Reed and Constancia progressively free up over the course of 2014.

That led us to our proposed acquisition of Augusta Resource Corporation and its Rosemont copper project in Arizona.  On February 9th, 2014, we announced our intention to commence an offer to acquire all the issued and outstanding common shares of Augusta not currently held by Hudbay.  Under the terms of the offer, Augusta shareholders are entitled to receive 0.315 of a Hudbay common share for each Augusta common share held.

Based on Hudbay’s closing price on February 7, 2014, the last trading day prior to announcement, the offer represents approximately $2.96 per Augusta common share, which values Augusta at an enterprise value of approximately $540 million.  The offer represents a 62 percent premium based on the 20-day volume-weighted average prices of both companies.

The acquisition of Rosemont meets all of our stated acquisition criteria.  Arizona aligns well with our geographic focus, maintaining our low political risk profile while Rosemont supports our geological focus, given its similarities to Constancia.  We look for opportunities where we can leverage our core strengths and builders and operators to generate value for all stakeholders.  This acquisition will also satisfy our criteria of accretion on a per-share basis, including net asset value, reserves and resources and long-term production cash flow and earnings.

With Lalor’s and Reed’s ramp-ups and Constancia’s construction well-advanced, we expect strong growth in near-term cash flow and production.  These increasing cash flows, together with our current strong balance sheet, will position Hudbay to internally fund the construction of Rosemont and realize the full value potential of the combined project pipeline.

In addition to the substantial upfront premium, the share exchange offer provides Augusta shareholders with exposure to a leading low-cost intermediate-based metal producer.  Our offer also provides ongoing participation on Rosemont’s future value enhancement as Hudbay continues to advance the project without the single asset risk to which they are currently exposed.

Once Constancia comes online, even without Rosemont, our copper production is anticipated to grow by 570 percent between 2013 and 2015.  Dovetailing with the completion of Constancia, Rosemont will further enhance our scale and provide additional low-cost production to underpin the next stage of growth.  Supporting this increase in scale will be a robust reserve and resource base with the addition of Rosemont, our proven and probable copper reserves will double, growing from 2 million tons to 4.1 million tons.

All of our strategic objectives for 2014 relating to the completion of construction of the three new mines and the proposed acquisition of Rosemont support our goal of enhancing our position as a leading intermediate-based metals company with world-class copper production growth.  As we look to the future, we expect to have the scale to join the ranks of major copper producers while positioning Hudbay as a bottom quartile cash-cost producer.

At our hundred percent owned Constancia project in Peru, we’ve invested — committed over $1.3 billion to December 31st, 2013 of the construction budget of 1.7 billion.  Detailed engineering and procurement were substantially completely during 2013 with only minor process controls and final contracts outstanding.  The project was over 56 percent complete as at year-end.

We are rapidly advancing construction on the power transmission line from Tintaya to Constancia.  With a hundred percent of the rights of way agreements in place, the power line was 61 percent complete as of January 31st, 2014.  We are currently commissioning mining equipment and training operators and expect to begin pre-stripping later this quarter.  On the social side, replacement homes have been delivered to 29 of the 36 families that were on the project site.  Definitive agreements have now been signed with 32 of the 36 families and none of the remaining four families are located in areas that are critical to the project’s completion or commencement of operations.

SAG and ball mill shells and heads are a hundred percent assembled with trunnion installation and pinion and girth gear assembly upcoming, followed by liner installation and electromechanical tasks.  Installation and assembly of the float cells is complete with work ongoing in structural steel and electromechanical equipment.  Steel erection is being conducted at the plant site and productivity is good.  Water capture for operations began in December, 2013.  Dam construction on the east tailings facility is well underway and on schedule. Bog removal in the east tailings facility is near completion and geomembrane liner installation continues with excellent progress.

We have received of all required construction permits.  In the third quarter of 2013, we received approval of our ESIA modification one; in December 2013, we submitted an application for a second amendment of ESIA in respect to the final project configuration and to permit the incorporation of Pampacancha into the mine plan.  We received the first round of observations from the Ministry on ESIA modification two and are addressing them with no critical items noted.  All permitting remains on schedule.

We’ve also obtained approval for the early refund of value added tax on purchases and have received two refunds from the tax authorities worth a total of $56 million U.S. to-date in 2014.  We’ve also entered into a 15-year tax and fiscal stability agreement with the government of Peru this past December.

At our 100 percent-owned Lalor mine in northern Manitoba, we’ve invested and committed over $410 million of the overall $441 million mine construction budget to December 31st, 2013. The Lalor mine remains on schedule and on budget as it approaches the completion of the underground portion of the project.  Underground project development is continuing and we have completed the excavation of the production shaft to the final 985 meter level.  We’ve also completed the steel guide installation to the 516 meter level and are planning to complete the installation in the second quarter of 2014.

Underground construction on the ore and waste handling systems and main dewatering is proceeding on schedule.  We completed the final engineering for the surface exhaust fan installation, which will be built after the main ventilation shaft hoist is dismantled. We have completed the final planning for the office changehouse and final site layout and we expect to receive the Environmental Act license, which permits mining from the production shaft, in the ordinary course.

At Lalor, we plan to develop an underground exploration ramp starting from the 955 meter level.  This development will allow for the resumption of the exploration drilling on the copper-gold zone in the fourth quarter of 2014.  There are 4,500 meters of exploration core drilling planned for late 2014 to test the continuity of the copper-gold zone.  This would be the first underground drill program focused on the copper-gold zone, approximately one year ahead of previous expectations.

At our 70 percent owned Reed mine in Manitoba, we’ve invested and committed approximately 67 million of our $72 million capital construction budget to December 31, 2013.  Project development has advanced 2,100 meters with an additional 720 meters of pre-production development for a total of 2,820 meters of advancement.  The project is on budget and on schedule and is expected to reach commercial production during the second quarter of 2014.

We have total available liquidity of approximately $1.4 billion, including $631 million in cash and cash equivalents, $260 million in amounts due from Silver Wheaton, $164 million in net proceeds from our January 2014 equity financing together with amounts available under our credit facilities and cash tax refunds, the majority of which has already been received in early 2014.  While the cash flows from our current operations — with the cash flow from our current operations, we expect to have ample liquidity and to internally fund the remaining capital expenditures at Constancia, Lalor and Reed and fully execute our development plans.  We are also arranging a $150 million standby debt financing related to copper concentrate offtake from Constancia, which would further bolster our liquidity position.

We believe we will be in an excellent position to internally fund the development of the Rosemont project due to our current strong balance sheet coupled with the growing cash flow once Constancia, Lalor and Reed are fully operational. In addition, the expected capital contributions from Rosemont’s strategic financial partners will further add to our strong financial capacity.

In closing, we are on track to achieve our 2014 strategic objectives.  In the first half of the year, Reed commercial production is expected to begin and in the second half of the year we expect to commence production from the main Lalor shaft and complete the refurbishment of the Snow Lake concentrator.  In late 2014, we expect initial production at Constancia followed by commercial production in the second quarter of 2015.

Throughout our history, our employees have worked safely and respected the communities where we operate and the environment. Thank you to our almost 8,000 strong employees and contractors for their efforts.

With that, operator, we’re pleased to take questions.

Operator:                                                                    Thank you.  Ladies and gentlemen, we will now conduct a question and answer session.  If you have a question, please press the star followed by the one on your touchtone phone.  You will hear a tone acknowledging your request and your questions will be pulled in the order they are received.  Please ensure you lift the handset if you are using a speaker phone before pressing any keys.  One moment please, for your first question.

Our first question comes from Brett Levy from Jefferies.  Please go ahead.

Brett Levy:                                                          You know, with respect to Augusta, I mean, is it going to be a hundred percent equity financed, or is it going to be some aspect of this that, you know, may have some flexibility around it, from a capital standpoint?

David Garofalo:                               We believe we have the flexibility to fund this entirely from cash on hand and cash flow from operations.  Of course, we’re always looking for opportunities that optimize our capital structure.  We do have debt outstanding — the only debt we have outstanding is our 2020 notes — $750 million.  But they are callable in 2016, and if we see opportunities as the company gets rerated to lower our costs of capital, then we’ll take those opportunities.

Brett Levy:                                                          All right.  And then you guys had said on a previous call that the amount of capital commitments associated with the, you know, the transaction before Constancia gets going is a — in the tens of millions and not the hundreds of millions.  Can you, like, better define that?  I mean, is it 30 million, 70 million — you know, I mean, can you put a more narrow band around taht?

David Garofalo:                               Again, it wouldn’t be a hundred million.  So, it’s in the tens of millions and it’s — to complete the detail engineering, do some limited procurement of the early parts of the project’s design and engineering.  And of course, Augusta has about $105 million of debt outstanding with a metals trader that would have to be dealt with shortly after the acquisition.

Brett Levy:                                                          OK.  And then in terms of Constancia — I mean, you mentioned something about the reserves.  Can you talk more specifically about, kind of, where the reserves are and maybe going forward?

David Garofalo:                               Alan, do you want to talk to that a little bit?

Alan Hair:                                                               OK.  Well, the current reserve number is about 450 million tons.  And we anticipate that if we can complete the engineering work successfully, we’ll increase that reserve by around another 120 million tons.

Brett Levy:                                                          OK.  That’s — those are my three questions.

David Garofalo:                               Thank you.

Operator:                                                                    Our next question comes from David Charles from Dundee Capital Markets.  Please go ahead.

David Charles:                                       Sorry...

David Garofalo:                               David, you there?

David Charles:                                       Yes — that — I’m on, again.  Could you maybe, David, talk — or Alan, please talk a little bit about productivity at Constancia and on how the rainy season went this year?  I mean, it sounds to me, based on your comments in the MDA that productivity is up and that the rainy season had less of an impact than you may have previously expected.

Alan Hair:                                                               Yes, I...

David Garofalo:                               Go ahead, Alan.

Alan Hair:                                                               That’s a fair comment, David.  The — I think we catch — we catch right before — look, on the heavy civil works, we’re up out of the ground now, and obviously a lot more experienced with dealing with the conditions.  So, in general terms, the heavy civil works productivity’s been very good and we’ve got no schedule concerns at all around that.  We’ve been completing all the key items on track.

We — main sediment pond was actually commissioned slightly ahead of schedule.  It’s the first stage in the water harvesting strategy and we — to anticipate anything else, all the other key milestones have been met on time.

David Charles:                                       And when you say there’s no concerns — obviously, on the heavy civil works.  Is there any areas of the project where you might still have concerns?

Alan Hair:                                                               I think the critical path very much lies now with the process plans and just the simple issue of constructing — you know, lots of construction activity in the same time, the same space; there’s no specific issues.  It’s just trying to erect steel to string pipe and pull cable all in the same place — just requires a lot of management of work fronts and making sure we optimize (heat loading) of manpower and counter-availability and things.  So, it’s all relatively mundane project execution stuff that we’re dealing with now.  All the — all the big risk items — the relocation, the power line — everything’s behind us.

David Charles:                                       And is it safe to say that there was maybe less rain this year, or you just handled it better?

Alan Hair:                                                               A combination of both.  I think — I don’t — I don’t know the January numbers, but I know Cashel told me that December was slightly wetter than normal, but not as wet as last year.  And you’re right — I think we’re just in a position that at this stage of the project, that we’re just — rainfall is just — has less impact on productivity.

David Charles:                                       Excellent.  If I could ask another question, please — I’m just wondering — you gave a good update on Lalor, as well.  When do you expect to start to underground development at Lalor?  I mean, it sounds like you’re doing a lot of work close into the shaft.  I’m just wondering when you will start with on other areas of the mine.

Alan Hair:                                                               Well, we’ve been obviously doing the underground at Lalor for quite some time now — since we’ve, you know, accessed it by ramp some time ago.  So, really, the underground component of the Lalor project is very well advanced.  It’s really ahead of schedule.  So, the (force) dictating the timeline is simply sitting out at the shaft and doing the switchover to the main hoist.

David Charles:                                       And is the underground development sufficient to increase the throughput later in the year when the shaft is ready?

Alan Hair:                                                               That’s all — it’s all based around being able to optimize the capacity of the expanded (stole) concentrated, which should also — should also be ready by the middle of the year.

David Charles:                                       OK, then.  Thank you very much.

David Garofalo:                               Thank you, David.

Operator:                                                                    Our next question comes from Alex Terentiew from Raymond James.  Please go ahead.

Alex Terentiew:                                   Hey, good morning, guys.  Just a couple questions.  To start with Constancia, Pampacancha — I know you won’t be mining there first, so you have some time before you get into that deposit.  But can you give us an idea of when you expect or need the negotiations with locals to be completed?  And also, tell us an idea of how many families you’re dealing with there.

Alan Hair:                                                               In terms of timelines, we obviously want to wrap up the negotiations that are currently underway.  All the key negotiations are done, but I think there’s about another four families that we want to deal with in the next few months and then start negotiations on — with the community on Pampacancha later in the year.

We’d want to begin in there sometime likely, you know, gaining access in 2016 (to stall); mining in 2017.  So, we really need to get wrapped up by sometime next year.

Alex Terentiew:                                   And in terms of number of families, is it similar, or am I imagining — I believe it’s less than what you’ve had to deal with so far?

Alan Hair:                                                               Yes.  I don’t have the exact number, but it’s a lot less.  It’s less productive sort of area, so there’s fewer families.  And it’s also a smaller — significantly smaller area than we required for the main Constancia project.

Alex Terentiew:                                   OK.  Second question — on Snow Lake, the concentrator unit costs there came in at 35 bucks a ton for the year and your original guidance for the year was, you know, 25 to 30.  I know you noted higher (reagent) and (grinding media) utilization and staffing challenges.  Now, should we expect cost to come down there, or should we assume, you know, costs to stay high?  And if they’re not going to stay high, you know, what do you expect costs for that concentrator to be at in the long-term?  I know — not long-term — I mean, eventually, you’ll build the Lalor concentrator to replace that.  But I guess over the next couple of years — where should be expect cost to be?

Alan Hair:                                                               Well, obviously, we when commissioned the Lalor shaft in the middle of this year, the tonnage is going to increase significantly, which will obviously positively impact unit cost, just from straight throughput basis.  Maybe Brad could add some color on some of the other aspects.

Brad Lantz:                                                      Yes, Alex, I think as Alan mentioned, we are refurbishing stalls.  So, we are going to be commissioning in July, which times pretty closely to the Lalor production shaft.  So, as we increase throughput, you’re naturally going to see those unit costs come down.  And again, we have had issues with contract labor as we replace our contract labor with our own employees — we also expect that to come down, too, also.

Alex Terentiew:                                   OK, so, I mean, is it — is the lower end $25 a ton something reasonable to assume, going forward?

David Bryson:                                         Well, at — Alex, this David Bryson.  In our 2014 guidance, we talked about combined guidance for the Lalor mine and the Snow Lake concentrator.  And we realized combined unit costs of about $137 in 2013 in our guidance for 2014 is a range of 102 to $124.  And that drop reflects some of the efficiencies that Alan and Brad have been talking about.

Alex Terentiew:                                   OK, that’s great.  Thank you.

Operator:                                                                    Our next question comes from Alec Kodatsky from CIBC.  Please go ahead.

Alec Kodatsky:                                   Yes, just a couple quick questions.  This is — it seems that Q four of this year looked remarkably like Q four last year with the graded 777 dropping and seasonal costs coming up.  Should we expect basically the same profile as what we saw in 2013 where (things) stabilized, slightly improved in Q one and then you start to see more meaningful pickups in grades, 777, towards Q two, Q three?

Alan Hair:                                                               Yes.  I think that’d be fair.  I mean, we’re anticipating that production’s going to be down slightly in Q one, 777, as we complete the rehab work that we’ve had underway.  But then all — then after that, it’ll pick up and take us back on track to meet the guidance numbers that we published last month.

Alec Kodatsky:                                   OK.  And I guess just the last question would be is there any sort of estimated time on when the first drill hole might be put into the copper-gold zone — pardon me, the copper-gold zone at Lalor?

Alan Hair:                                                               Well, we’ll start the exploration drift once we’ve completed the sort of shaft bottom work on the Lalor main shaft.  So, that’s going to take a few months to complete that exploration drift.  And we should be drilling by Q four of this year, as I think David indicated in his earlier script.

Alec Kodatsky:                                  OK, no, that’s helpful.  Great.  Thanks very much.

Operator:                                                                    And our next question comes from John Tumazos from John Tumazos Very Independent Research.  Please go ahead.

John Tumazos:                                    Good morning.  Congratulations as Constancia, Lalor, Reed Lake try to close.  And...

(David Garofalo):                       Thank you.

John Tumazos:                                    And I noticed the dividend is a little lower than it was — around a penny every half year, as opposed to 10 cents.  Could you talk about the time table to restore or increase the prior dividend as the CapEx diminishes?

David Garofalo:                               Sure.  Actually, we cut that dividend back in the pre-semiannual declaration back in September.  And it was done as — we were going through the most intense part of our capital spend — the three new mines that you mentioned.

Our intention — and I actually had this discussion with a number of board members yesterday — is the look at increasing the dividend in 2015 as our cash flow ramps up and, you know, we’re discussing possibilities of actually making it formulate based on free cash from the existing business.  And it’s probably a bit premature and bit academic to talk about what that formula will look like, but it’s something we’re actively considering and we put it on our agenda to discuss with the board more fully when we have our annual strategies session this summer.

John Tumazos:                                    Thank you.

Operator:                                                                    Our next question comes from Stefan Ioannou from Haywood Securities.  Please go ahead.

Stefan Ioannou:                              Great, thanks, guys.  Just most of my questions have been answered — but just wondering what the planned $150 million, you know, Constancia copper-related offtake — can you just maybe provide a bit of guidance with, you know, anticipated timing on getting that formally locked away?

(Brad Lantz):                                              Sure.  We’ve been working that for a while and was originally focused on having the right offtake partner to work with us on that transaction.  We selected that partner a few months ago.  We’ve recently mandated two large banks that specialize in this type of financing and are now working with them on definitive documentation and finalizing the detailed due diligence on the project.  So, our expectation at this point is that we should have final credit approvals in place towards the end of this quarter and look to closing the transaction early in the second quarter.

Stefan Ioannou:                              OK, great.  And just with regards to Constancia — I mean, you’ve sort of been — you know, productions start up late this year, so you’re kind of coming, in terms of time, you’re coming down to the cruncher.  Do you think you’d actually go through and do another formal sort of review of where the CapEx is at at some point during this year, or do you think you’re just going to run out until it’s production and then sort of add up all the numbers then?

Alan Hair:                                                               We don’t anticipate needing to do another review of the CapEx.  We’ve got a good line of sight now on cost between now and commissioning.  So, we think we’re on track.

Stefan Ioannou:                              OK.

Alan Hair:                                                               I believe, as we disclosed.

Stefan Ioannou:                              OK, great.  Thanks very much, guys.

Operator:                                                                    Your next question comes from Shane Nagle from National Bank Financial.  Please go ahead.

Shane Nagle:                                                Thanks, operator.  Most of my questions have been answered as well, guys.  But David Bryson, maybe, just with you — with the offtake financing coming in, you know, the $750 million of debt you guys have in the (CAV) facility, you’d gone through with me before, just kind of different I guess levels or tranches that you had available to you, in terms of debt financing.  I mean, if you acquire — end up acquiring Augusta, you’d have to bring on another $100 million of revolving debt.  Could you just maybe walk through kind of the additional financing you would have available to you, should you acquire Augusta, and what funds you’d have available to help build that project out at the time — in addition to operating cash flow?

David Bryson:                                         Sure, Shane.  We — when we announced the Augusta bid, we indicated that we had arranged an incremental $100 million in credit lines specifically tied to any requirement that might arise to refinance the existing indebtedness at Augusta.  We’ve — we have arranged the (CAV) facility and have started to draw down in that facility and expect to have most of that drawn down in the first quarter.

The offtake-linked facility is something that we see as a standby funding.  And we don’t see a need in our current financing plans to have to draw down on it, but want to ensure that we’ve got ample liquidity available in the event of any surprises.

But from the perspective of our covenants and incurrence limitations — particularly into the high yield indenture, we have ample capacity to accommodate all of that indebtedness.  So, we wouldn’t play to incur all of that except in, you know, if there was something unanticipated that arose.

But even if we did incur all of that based on our existing baskets in the high yield indenture, we’d still likely have another 1 or $2 million in incremental incurrence capacity.  So, we think we’ve got plenty of room from a strict limitation perspective.

Shane Nagle:                                                OK, great.  Thank you.

Operator:                                                                    Our next question comes from Gary Lampard from Canaccord Genuity.  Please go ahead.

Gary Lampard:                                   Good morning, everyone.  A couple of questions, first up, on your sources of liquidity.  The $250 million from Silver Wheaton — when do you expect to receive that?  And the hundred million of income tax refunds — can we assume that that’s a net number — because clearly, you’re continuing to pay the VAT as you go this year, as well as you’re being reimbursed for previous payments.

David Bryson:                                         Yes.  Hey, Gary, it’s David Bryson again.  On the VAT, yes, the balance in current statutory receivables at December 31st was $116 million.  And so, that hundred million is — it’s a bit of an estimate and we also have some Canadian tax refunds coming.  So, I think it’s a conservative estimate.  As Dave mentioned during the script, we’ve already received 56 million of that since December 31 and two VAT refunds that came in January and actually just yesterday.  So, that’s tracking well.

With respect to the Silver Wheaton payments, we’re anticipating that the first 125 million will probably be late Q one, maybe early Q two — just depending on the sequencing of spending at Constancia and how the accounts payable flows.  And then the second tranche — or the final tranche of 135 million should be mid to late Q two.

Gary Lampard:                                   OK, thanks for that.  But does that hundred million — that is — that is a fair estimate of the net?

David Bryson:                                         Yes.  That is to say that takes into account the cycling of working capital once we’ve drawn down the backlog of (ITB).

Gary Lampard:                                   OK, great.  The $120 million reserve — or potential reserve increase from Constancia — would you be able to maintain the current reserve copper grade with that higher reserve?

Alan Hair:                                                               Cashel, (don’t) we anticipate the similar reserve grade, don’t we?

Cashel Meagher:                            No.  Actually, what’ll happen is the — obviously it’s an increase in metal price.  You’d be lowering the overall reserve grade for the life of mine, adding in reserve life to the end of the mine.  The grade, then is — the sequencing then changes.  And what would happen is there — in the beginning, it wouldn’t affect the first few years of production through the supergene phase and the high-grade phase.  But post the Pampacancha phase, you would see slightly lower head grades going out in the future.

Gary Lampard:                                   OK, great. Thank you.  And on Lalor Lake, I seem to recall that you were doing work on a new mine plan, but I’m not totally up to date on it.  Is there a new mine plan coming for Lalor Lake any time this year that will be published?

Brad Lantz:                                                      Hi, Gary.  It’s Brad.  Yes, we — yes, we did look — have done some work on a new mine plan.  And it’s still going to be part and parcel of how we’re going to process the ore.  But I guess really in summary, we do have a good look at the five-year plan; look like we could increase overall capacity at the mine by one year.  Where we were up to capacity tonnage in 2018, we’ve moved it forward a year.

But again, it really ties in with the overall processing plan.  So, that possibly can come out later this year.

Gary Lampard:                                   OK, great.  And just a last question — can you discuss briefly what the nature of the agreements you have with the three families that are — that without an agreement, would be impacting your initial operations at Constancia?

Alan Hair:                                                               I think you must have not picked up — we’ve actually — all the critical families are now signed up.  So, 32 of the total 36 families have actually got agreements in place.  And the terms of the agreements didn’t really — didn’t change from agreement one to agreement 32.  And the four remaining agreements are in non-critical areas.  So, we just really haven’t been focusing on them.  So, now the (trades) relations people just starting to get them tied up, as well.  So, all the agreements are in place.  And of the three critical ones that we indicated, I think one’s already moved.

Gary Lampard:                                   OK, terrific.  That’s all for me.  Thanks very much.

Alan Hair:                                                               Thanks, Gary.

Operator:                                                                    Our next question comes from Matt Murphy from UBS.  Please go ahead.

Matt Murphy:                                          Morning.  I just had one on 777.  I thought the backfill availability issue had been remedied.  Just wondering if you can shed some light on — is it that you’re needing more material than you thought, or are there still issues in supply there?

Alan Hair:                                                               The paste fill issue we referenced was a problem that we had in the middle of the year, which obviously has caused a bit of a backlog.  It also should be noted that overall, mill tonnage was the lowest in 2013 because it wasn’t being augmented by satellite (minor track) or as the case now is with Reed.  So, paste was a bit hand-to-mouth in 2013 — and combined with the problem of losing both paste (hosts) for a period — it just led to a bit of a backlog of paste.  But now that we’ve got Reed (tonnage) into the mill and have the paste system fully up and running, we’re in good shape going forward.

Matt Murphy:                                          And I guess with some of stability issues faced last year, it — you know, do those seem to be isolated incidents, or is this something that you think you’ll be dealing with more frequently as the mine continues to mature?

Alan Hair:                                                               Well, this has really basically led to recasting the approach, in terms of the mining plan.  Maybe Brad can add some color.

Brad Lantz:                                                      Sure.  Hi, Matt.  Really, what we have looked at the — really, the extraction method, as I mentioned to some of the guys, we’re going to remove some of the (seal) pillars by a chevron method, which is really a retreat paste backfill method.  So, I think it’s made us a little cognizant of moving forward — some of the higher grade sections obviously weren’t as easy to mine.

We do have a good handle on the rehab.  We had put it in our 2014 plan that we would be rehabbing for the first three months in the first quarter here.  That is actually coming to a close here very shortly.

So, I think ground conditions at the operations, again — as we know, the mine’s now over 10 years old.  It’s something that, again, we certainly have to be cognizant of and there will be pockets of minor rehab all through 2014, but I think, again, our large push will be over here shortly in a couple of weeks, actually.

Matt Murphy:                                          OK, thanks, Brad.  And then maybe just a quick follow-up on Augusta.  I noted on the call you mentioned you were using $3 a pound, long-term copper price.  Did you say what your long-term (molly) assumption is?

David Garofalo:                               We’re struggling to remember here.  I think the number is $12, Matt.

Matt Murphy:                                          Perfect, thanks.

Operator:                                                                    Our next question comes from (Satin Shaw) from (Albert Price).  Please go ahead.

(Satin Shaw):                                               Hi, good morning.  Thanks for taking my question.  So, on Augusta — I just wanted to clarify — I did see the circular filing.  What I want to specifically ask you about is there was some, you know — you know, discussions that they wanted to have back in December about a possible deal and talking to management further.  And there was, essentially, radio silence since then — I guess, you know, early December, until you made your, you know, unsolicited offer.

So, I was just kind of curious — you know — you know, based on the circular’s, you know, description of what happened, you know, why that was the case rather than, you know, pursuing the offer as you have — not talking to them because it seemed like they wanted to talk to you guys.

David Garofalo:                               Yes, I really have no other color to add there.  I think the background is self-explanatory.

(Satin Shaw):                                               OK.  I — as far as going forward, is there any additional comments on what you plan on doing, aside from what was already filed in the circular?

David Garofalo:                               No, the circular is a self-contained document.  I think it has everything you need in there.

(Satin Shaw):                                               OK.  Any comments on some of the regulatory approvals — if you’re planning on making those filings, et cetera?

David Garofalo:                               They’ll be done in normal course.

(Satin Shaw):                                               OK, thank you.

David Garofalo:                               Thank you.

Operator:                                                                    Ladies and gentlemen, if there are any additional questions at this time, please press the star followed by the one.  As a reminder, if you are using a speakerphone, please lift the handset before pressing the keys.  One moment please.

There are no further questions at this time.  Please continue.

David Garofalo:                               OK, thank you, operator.

And thank you, everybody, for attending.  If you have any other questions, please feel free to contact us directly.

Operator:                                                                    Ladies and gentlemen, this concludes the conference call for today.  Thank you for participating.  Please disconnect your lines.

END

The full details of the offer by Hudbay to purchase all of the issued and outstanding common shares of Augusta (the “Offer”) have been set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Concurrently, Hudbay has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This transcript is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This transcript does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Augusta.  The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.